Exhibit 99.2

Kitov Pharma Ltd.

Condensed Consolidated

Unaudited Interim Financial Statements

As of June 30, 2019

Kitov Pharma Ltd.

Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2019

Kitov Pharma Ltd.

Condensed Consolidated Unaudited Interim Statements of Financial Position as of

		June 30, 2019*	December 31, 2018
	Note	USD thousand	USD thousand
Assets
Cash and cash equivalents		2,757	5,163
Short term deposits		5,060	1,521
Financial asset	5	2,000	-
Other current assets		851	1,830
Total current assets		10,668	8,514

Non - current assets
Right of use assets	3	311	-
Fixed assets, net		40	37
		351	37
Intangible assets		6,172	6,172
Total assets		17,191	14,723

Liabilities
Lease liability - short term	3	194	-
Accounts payable		861	705
Other payables		1,859	2,055
Derivative liability	7	2,451	554
Total current liabilities		5,365	3,314

Non - current liabilities
Lease liability		132	-
Post-employment benefit liabilities		256	405
Total non-current liabilities		388	405
Equity
Share capital, no par value	6	-	-
Share premium		46,945	44,597
Receipts on account of warrants		7,940	7,982
Capital reserve for share-based payments	8	2,448	1,714
Capital reserve from transactions with related parties		761	761
Capital reserve from transactions with non- controlling interest		(859)	(859)
Accumulated loss		(46,247)	(43,672)
Equity attributable to owners of the Company		10,988	10,523
Non-controlling interests		450	481
Total equity		11,438	11,004

Total liabilities and equity		17,191	14,723

*	See Note 3 regarding initial application of IFRS 16, Leases. According to the transitional method that was chosen, comparative data were not restated.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Kitov Pharma Ltd.

Condensed Consolidated Unaudited Interim Statements of Operations and Other Comprehensive Income

		For the six months ended June 30
		2019*	2018
	Note	USD thousand	USD thousand

Revenues	10	1,000	1,000

Research and development expenses		1,688	2,842
General and administrative expenses		3,305	3,394
Reimbursement of legal fees		(430)	-
Other income, net		-	(866)

Total expenses		4,563	5,370

Operating loss		3,563	4,370

Net change in fair value of derivatives		(992)	758
Finance expense		108	79
Finance income		(73)	(24)
Finance expense (income), net		(957)	813

Loss for the period		2,606	5,183

Loss attributable to:
Owners of the Company		2,575	4,853
Non-controlling interests		31	330
		2,606	5,183

Loss per share
Basic and diluted loss per share - USD		0.14	**0.42

Number of shares used in calculation		19,183,303	**12,405,856

*	See Note 3 regarding initial application of IFRS 16, Leases. According to the transitional method that was chosen, comparative data were not restated.
**	Restated to reflect a 20:1 reverse share split, that took place in January 2019, see Note 6.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Kitov Pharma Ltd.

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of warrants	Capital reserve for share based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with non-controlling interest	Accumulated loss	Total	Non-controlling interests	Total equity
	USD thousand
For the six months ended June 30, 2019:

Balance as of January 1, 2019	-	44,597	7,982	1,714	761	(859)	(43,672)	10,523	481	11,004
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	2,200	-	298	-	-	-	2,498	-	2,498
Issuance of shares due to RSUs vesting	-	63	-	(63)	-	-	-	-	-	-
Exercise of warrants	-	85	(42)	-	-	-	-	43	-	43
Share-based payments	-	-	-	499	-	-	-	499	-	499
Loss for the period	-	-	-	-	-	-	(2,575)	(2,575)	(31)	(2,606)
Balance as of June 30, 2019	-	46,945	7,940	2,448	761	(859)	(46,247)	10,988	450	11,438

The accompanying notes are integral part of these condensed consolidated interim financial statements.

Kitov Pharma Ltd.

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of warrants	Capital reserve for share based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with non-controlling interest	Accumulated loss	Total	Non-controlling interests	Total equity
	USD thousand
For the six months ended June 30, 2018:

Balance as of January 1, 2018	-	35,979	7,415	1,725	761	-	(38,472)	7,408	1,280	8,688
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs		4,276	-	-	-	-	-	4,276	-	4,276
Issuance of shares due to RSUs vesting	-	139	-	(139)	-	-	-	-	-	-
Exercise of warrants	-	2,133	-	-	-	-	-	2,133	-	2,133
Share issuance due to acquisition of Non-controlling interest (see Note 4)	-	1,856	-	-	-	(859)	-	997	(861)	136
Share-based payments	-	54	-	127	-	-	-	181	431	612
Loss for the period	-	-	-	-	-	-	(4,853)	(4,853)	(330)	(5,183)
Balance as of June 30, 2018	-	44,437	7,415	1,713	761	(859)	(43,325)	10,142	520	10,662

The accompanying notes are integral part of these condensed consolidated interim financial statements.

Kitov PharmaLtd.

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the six months ended June 30
	2019*	2018
	USD thousand	USD thousand
Cash flows from operating activities:
Loss for the period	(2,606)	(5,183)
Adjustments:
Depreciation	95	3
Finance expenses (income), net	(957)	813
Share-based payments	499	612
Income in regards with settlement with a minority shareholder of a subsidiary	-	(866)
	(2,969)	(4,621)
Changes in assets and liabilities:
Changes in other current assets	953	202
Changes in accounts payables	142	525
Changes in other payables	(226)	412
Changes in post - employment benefit liabilities	(170)	-
	699	1,139

Net cash used in operating activities	(2,270)	(3,482)

Cash flows from investing activities:
Interest received	30	24
Increase in short term deposits	(3,500)	(3,061)
Investment in Financial asset	(2,000)	-
Acquisition of fixed assets	(8)	(5)
Net cash used in investing activities	(5,478)	(3,042)

Cash flows from financing activities:
Proceeds from warrants exercised	43	515
Proceeds from issuance of shares and ADSs	2,594	4,683
Share and ADS issuance expenses paid	(264)	(407)
Proceeds from issuance of warrants	3,406	3,467
Warrants issuance expenses paid	(347)	(301)
Repayment of lease liability	(89)	-
Interest paid	(14)	(7)
Net cash provided by financing activities	5,329	7,950

Net increase (decrease) in cash and cash equivalents	(2,419)	1,426
Cash and cash equivalents at the beginning of the period	5,163	3,947
Effect of translation adjustments on cash and cash equivalents	13	(10)
Cash and cash equivalents at the end of the period	2,757	5,363

*	See Note 3 regarding initial application of IFRS 16, Leases. According to the transitional method that was chosen, comparative data were not restated.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2019

Note 1 - General

A.	Kitov Pharma Ltd. (hereinafter: “the Company”) is a pharmaceutical company that is advancing first-in-class oncology therapies to overcome tumor drug resistance, increase treatment response rate, and slow tumor progression. Kitov’s oncology pipeline includes NT219 a small molecule targeting novel cancer drug resistance pathways and Kitov is under contract to acquire 100% of FameWave Ltd (see Note 5) which owns CM-24, a humanized monoclonal antibody directed against carcinoembryonic antigen-related cell adhesion molecule 1 (CEACAM1), an immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. The Company’s combination drug, Consensi™, treating osteoarthritis pain and hypertension simultaneously, was approved by the FDA for marketing in the U.S and is partnered in the U.S, China and South Korea.

The Company was incorporated in Israel as a private company in August 1968, and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed all of its previous operations, and in July 2013, the Company acquired shares of Kitov Pharmaceuticals Ltd. from its shareholders, in exchange for the Company’s shares (hereinafter: “the Acquisition”).

In January 2018, the Company changed its name to Kitov Pharma Ltd.

B.	The Company’s securities (American Depository Shares (“ADS”) as well as Series A warrants) were listed for trading on the NASDAQ in November 2015.

Each ADS represents 1 ordinary share with no par value following a reverse split in effect from January 4, 2019 (see Note 6). Each warrant enables the purchase of 1 ADS.

C.	In December 2017, the Company completed its merger with Kitov Pharmaceuticals Ltd., with the Company remaining as the surviving entity. The effective date of the merger was December 31, 2017.

The Company’s address is One Azrieli Center, Round Tower, 132 Menachem Begin Road, Tel Aviv 671101, Israel.

D.	In January 2017, the Company acquired the majority of shares of TyrNovo Ltd (hereinafter: “TyrNovo”). During 2018, the Company acquired additional shares of TyrNovo from various minority shareholders.

The Company together with TyrNovo are referred to, in these financial statements, as “the Group”.

E.	Since incorporation through June 30, 2019, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated deficit of USD 46 million. The Group has financed its operations mainly through private and public financing rounds. Through June 30, 2019, the Company raised a total of USD 45.1 million net. Management anticipates that its existing capital resources will be adequate to satisfy liquidity requirements for at least 12 months. At present, the Company has limited revenue and will require additional funding for future plans. However, there is no assurance that, if required, the Company will be able to raise additional capital to provide the required liquidity.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2019

Note 2 - Basis of Preparation

A.	Statement of compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2018 (hereinafter - “the Annual Financial Statements”). They do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

These condensed consolidated interim financial statements were authorized for issue by the Group’s Board of Directors on August 7, 2019.

B.	Use of judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Except as described below and that mentioned in Note 3, the significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the annual financial statements.

Estimate	Principal assumptions	Possible effects	Reference
Determining the lease term	In order to determine the lease term, the Group takes into consideration the period over which the lease is non-cancellable, including renewal options that it is reasonably certain it will exercise and/or termination options that it is reasonably certain it will not exercise	An increase or decrease in the initial measurement of a right-of-use asset and lease liability and in depreciation and financing expenses in subsequent periods.	See Note 3 below.

Determining the discount rate of a lease liability	The Group discounts the lease payments using its incremental borrowing rate.	An increase or decrease in the lease liability, right-of-use asset and depreciation and financing expenses recognized.	See Note 3 below.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2019

Note 2 - Basis of Preparation (Cont’d)

Estimate	Principal assumptions	Possible effects	Reference
Assessing whether the counterparty is a costumer	In order to apply IFRS 15, contracts with costumer, the company needs to apply judgment whether the counterparty is a costumer or not. According to IFRS 15, in order to comply with costumer definition, the company needs to deliver goods or services that are an output of its ordinary activities in exchange for consideration and not to participate in an activity or process in which the parties to the contract share in the risks and benefits. The company is applying judgment whether it’s sharing risks and benefits with the counterparty in the contract and whether the deliverables in the contract are part of its ordinary activities. When applying this judgment, the company considers which of the risks and benefit in the contract are mutual, if any.	Change in conclusion (whether the counterparty is a client or not) can impact how the company recognizes, measures and presents its revenues and costs from the contract.	See Note 10.

C.	Fair value measurement

The Group’s management regularly reviews significant unobservable inputs and valuation adjustments, including obtaining valuations prepared by third parties and assessing the evidence to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Group Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

-	Level 1: quoted prices in active markets for identical assets or liabilities.
-	Level 2: inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly.
-	Level 3: inputs for the asset or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Further information about the assumptions made in measuring fair value of share based payments and financial instruments are included in Note 8 and 7, respectively.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2019

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its Annual Financial Statements.

Presented hereunder is a description of the changes in accounting policies applied in these condensed consolidated interim financial statements and their effect:

IFRS 16, Leases

As from January 1, 2019 (hereinafter: “the date of initial application”) the Group applies International Financial Reporting Standard 16, Leases (hereinafter: “IFRS 16” or “the standard”), which replaced International Accounting Standard 17, Leases (hereinafter: “IAS 17” or “the previous standard”).

The main effect of the standard’s application is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for lessees to account for all leases similarly to the accounting treatment of finance leases in the previous standard. Until the date of application, the Group classified all of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS 16, for agreements in which the Group is the lessee, the Group recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Group has a right to control identified assets for a specified period of time, other than exceptions specified in the standard. Accordingly, the Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36 and recognizes financing expenses on a lease liability. Therefore, as from the date of initial application, lease payments relating to assets leased under an operating lease, which were presented as part of expenses in the statement of operations, are capitalized to assets and written down as depreciation and amortization expenses.

The Group elected to apply the standard using the cumulative effect method, with an adjustment to the balance of retained earnings as at January 1, 2019 and without a restatement of comparative data. In respect of all the leases, the Group elected to apply the transitional provisions such that on the date of initial application it recognized a liability at the present value of the balance of future lease payments discounted at its incremental borrowing rate at that date calculated according to the average duration of the remaining lease period as from the date of initial application, and concurrently recognized a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard did not have an effect on the Group’s equity at the date of initial application.

Furthermore, as part of the initial application of the standard, the Group has chosen to apply the following expedients:

(1)	Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of short-term leases of up to one year.

(2)	Not separating non-lease components from lease components and instead accounting for all the lease components and related non-lease components as a single lease component.

(3)	Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of leases where the underlying asset has a low value.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2019

Note 3 - Significant Accounting Policies (cont’d)

Impact of the application of IFRS 16 in the reporting period

In measurement of the lease liabilities, the Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2019. The discount rate used to measure the lease liability is 8%.

As a result of applying IFRS 16, in relation to the leases that were classified as operating leases according to IAS 17, the Group recognized right-of-use assets (including investment property) and lease liabilities as at January 1, 2109 in the amount of USD 401 thousand, respectively. As at June 30, 2019 the Group recognized right-of-use assets (including investment property) and lease liabilities in the amount of USD 311 thousand and USD 326 thousand, respectively.

Furthermore, instead of recognizing lease expenses in relation to those leases, during the six month period ended June 30, 2019 the Group recognized additional depreciation expenses in the amount of USD 90 thousand, and additional financing expenses in the amount of USD 14 thousand.

Presented hereunder are the main changes in accounting policies following the application of IFRS 16 as from January 1, 2019:

(1)	Determining whether an arrangement contains a lease

On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:

(a)	The right to obtain substantially all the economic benefits from use of the identified asset; and

(b)	The right to direct the identified asset’s use.

For lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2019

Note 3 - Significant Accounting Policies (cont’d)

(2)	Leased assets and lease liabilities

Contracts that award the Group control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease.

Since the interest rate implicit in the Group’s leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset.

The Group has elected to apply the practical expedient by which short-term leases of up to one year and/or leases in which the underlying asset has a low value, are accounted for such that lease payments are recognized in profit or loss on a straight-line basis, over the lease term, without recognizing an asset and/or liability in the statement of financial position.

(3)	The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

(4)	Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

●	Offices	2 years
●	Motor vehicles	2-3 years

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2019

Note 4 - Operating Segments

The basis of segmentation and the measurement basis for the segment profit or loss are the same as that presented in Note 4 regarding operating segments in the annual financial statements, other than as described hereunder.

	For the six-month period ended June 30, 2019
	Pain and Hypertension	Oncology	Total reportable segments	Reconciliations (*)	Total consolidated
	USD in thousands
Revenues	1,000	-	1,000	-	1,000

Research and development expenses	619	920	1,539	149	1,688

Operating loss	1,777	1,287	3,064	499	3,563
Finance income, net					(957)
Loss for the period					(2,606)

(*)	Includes employees share based expenses.

	For the six-month period ended June 30, 2018
	Pain and Hypertension	Oncology	Total reportable segments	Reconciliations (**)	Total consolidated
	USD in thousands
Revenues	1,000	-	1,000	-	1,000

Research and development expenses	1,417	952	2,369	473	2,842

Operating loss	3,354	1,323	4,677	(307)	4,370
Finance income, net					813
Loss for the period					5,183

(**)	Includes employees share based expenses and other expenses/income related to rights granted to Taoz.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2019

Note 5 - Financial Asset

On March 14, 2019 the Company signed an agreement to acquire 100% of FameWave Ltd, a privately held biopharmaceutical Company with rights to develop CM-24, (“FameWave”) from its shareholders in exchange for USD 10 million worth of its newly issued ADSs with a long term lock-up period, priced at USD 1.23 per ADS, plus 50% warrant coverage based on an exercise price of USD 1.98 per ADS with a 4 year term. In addition, the Company provided a loan to FameWave of USD 2 million that served mainly to pay cCAM BioTherapeutics Ltd., a wholly owned subsidiary of Merck Sharp and Dohme Corp., known as “MSD” in Israel, which discovered CM-24, and to finance budgeted expenses until the closing of the acquisition.

The transaction has been approved by the boards and shareholders of the Company and FameWave and is expected to close during the third quarter of 2019 subject to satisfaction of other customary closing conditions including a tax ruling to FameWave shareholders. All other material closing conditions such as closing of the transaction for the reversion of CM-24 to FameWave by MSD and finalization by FameWave of the joint clinical collaboration agreement with a third party has been achieved. Should the complete transaction not close, the Company will be entitled to repayment of the amounts loaned by the Company out of amounts actually received by FameWave from commercialization transactions of CM-24. If no such commercialization transaction is consummated within 36 months from termination, the Company will be entitled to 20% of FameWave in return for the USD 2 million loan which was previously provided. Furthermore, should the transaction not close due to the failure of FameWave to finalize certain closing conditions to be fulfilled by the current shareholders of FameWave, then the Company will be entitled to 100% of FameWave in return for the USD 2 million loan which was previously provided.

The loan of USD 2 million was accounted for as a financial asset at fair value, see Note 7.

Note 6 - Capital and reserves

During the reported periods, the following shares were issued:

	For the six months ended
	June 30, 2019	June 30, 2018 *
	Number of shares in thousands
Opening balance	16,009	11,222
Issuance of ADSs (see A below)	3,429	3,260
Share-based payments (see B below)	63	62
Share issuance due to the acquisition of Non-controlling interest	-	799
Exercise of warrants (see C below)	29	607
	19,530	15,950

*	On December 19, 2018 in a shareholders’ general meeting, it was resolved to consolidate the Company’s authorized and paid-in share capital in a 20:1 ratio, in a way that every 20 shares with no par value were consolidated into one share with no par value. The said reverse share split took place on January 4, 2019. In these financial statements, comparison numbers of shares reflect the reverse share split retrospectively.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2019

Note 6 - Capital and reserves (Cont’d)

A.	In January 2019, in a registered direct offering on the NASDAQ, the Company raised USD 6 million gross (approximately USD 5.1 million net of placement agent fees and other offering related expenses).

In this registered direct offering, the Company issued 3,428,572 ADSs and, in a concurrent private placement, 2,571,430 non-listed warrants to purchase 2,571,430 ADSs. Each non-listed warrant is exercisable until July 15, 2024 at an exercise price of USD 2.00 per ADS. The warrant holders have the option to exercise cashless, and the warrants were therefore accounted for as a derivative liability. The ADSs issued were recorded in equity in an amount of USD 2,200 thousand, net of issuance expenses. The warrants were recorded as a liability in the amount of USD 3,406. Issuance expenses related to the warrants, in the amount of USD 517 thousand were recorded to finance expense. This derivative instrument is classified as a Level 3 financial instrument, see Note 7.

As at June 30, 2019, the fair value of these warrants amounted to USD 1,587 thousand.

B.	During the reporting period, the Company issued 63 thousand ordinary shares on account of vested RSUs granted in 2017 and 2018.

C.	During the reporting period, 29 thousand warrants, issued in July 2017, were exercised into 29 thousand shares for a consideration of USD 43 thousand. Subsequently, an amount of USD 42 thousand was recorded to share premium against receipts on accounts of warrants.

Note 7 - Financial Instruments

Framework for risk management

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management practice was formulated to identify and analyze the risks that the Group faces, to set appropriate limits for the risks and controls, and to monitor the risks and their compliance with the limits. The risk policy and risk management methods are reviewed regularly to reflect changes in market conditions and in the Group’s operations. The Group acts to develop an effective control environment in which all employees understand their roles and commitment.

A.	Risk management

1.	Credit risk

Credit risk is the risk of financial loss to the Group if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from the Company’s receivables. The Group restricts exposure to credit risk by investing only in bank deposits. Exposure to credit risk.

The Group held cash and cash equivalents and short-term deposits of USD 7,817 thousand at June 30, 2019 (and at December 31, 2018 – USD 6,684 thousand). These are held with banks, which are rated A2, based on Moody’s Rating Agency ratings. The short-term deposits, mainly in USD, bear fixed interest ranging between 0.02% - 2.97%.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2019

Note 7 - Financial Instruments (Cont’d)

The carrying amount of cash and cash equivalents and short-term deposits approximate their fair value.

2.	Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates, the CPI, interest rates and the prices of equity instruments, will influence the Group’s results or the value of its holdings in financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing returns.

3.	Currency risk

The Group is exposed to currency risk mainly for cash and purchases for research and development expenses that are denominated in dollars and euros. Therefore, the Group is exposed to exchange rate fluctuations in these currencies against the NIS and takes steps to reduce the currency risk by maintaining its liquid resources in accordance with its future needs.

B.	Fair value hierarchy of financial instruments measured at fair value:

	June 30, 2019
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial assets
Loan (Note 5)	-	-	2,000	2,000
Financial liabilities
Warrants	-	-	2,451	2,451

Aside from the issuance of warrants in the amount of USD 3,406 thousands, see Note 6A, the differences between opening and closing balance are due to the changes in fair value.

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial liabilities
Warrants	-	-	554	554

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2019

Note 7 - Financial Instruments (Cont’d)

C.	Fair value hierarchy of financial instruments measured at fair value:

Details regarding fair value measurement at Level 3 at June 30, 2019:

Financial instrument	Valuation method for determining fair value	Significant unobservable inputs
1. Warrants issued January 16, 2019	Black - Scholes	expected term	5 years
		expected volatility	101.95%
		annual risk-free interest	1.76%
		dividend yield	0%

2. Warrants issued June 5, 2018	Black - Scholes	expected term	4.43 years
		expected volatility	102.49%
		annual risk-free interest	1.73%
		dividend yield	0%

3. Financial asset

The carrying amount is a reasonable approximation of fair value, see Note 5.

Note 8 - Share-based payments

During March 2019, the board of directors of the Company approved the grant of 2,871 thousand options to directors, employees and consultants. The options have an exercise price of USD 1.28 – 1.64 per one ordinary share, and will vest during 3 years from the date of grant. The options are exercisable for 7 years from grant date. The fair value of these options as of the grant date was measured at USD 2,398 thousand. Those options that were granted to directors were approved by the shareholders of the Company in April 2019.

In additional, the Company granted 61 thousand options to Tmura, an Israeli charity organization, the options have an exercise price equals USD 6 per ordinary share, and were immediately vested at the date of grant. The fair value of these options as of the grant date was measured at USD 56 thousand.

In additional, the Company granted 240 thousand options to the placement agents (see Note 6A), the options have an exercise price equals USD 2.188 per ordinary share, and 5 years of vesting. The fair value of these options as of the grant date was measured at USD 298 thousand. An amount of USD 170 was recorded to finance expenses and the reminder as issuance expenses.

Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2019

Note 8 - Share-based payments (Cont’d)

These options listed above were measured using the binominal model. The following inputs were used in the measurement of the fair value of these share-based payments:

Share Price (USD)	1.6 - 1.07
Option Price (USD)	0.55 -3.63
Expected Volatility (%)	113.78% - 112.42%
Expected Duration (years)	4.61 - 7
Exercise Coefficient	2 - 2.8
Dividend Yield (%)	0%
Risk Free Rate Interest (%)	1.63% - 2.52%

The annual Expected Volatility applied was based on the historical weighted average volatility of relevant comparable companies, for a period corresponding to the share options’ contractual term.

The risk-free interest rate for periods within the contractual life of the option is based on the United States Treasury yield curve in effect at the time of grant.

During the six-month period ended June 30, 2019 the Company recorded an expense of USD 499 thousand, of which USD 361 thousand are to key management personnel.

Note 9 - Claims

A.	In June 2018 the Company entered into a Memorandum of Understanding and subsequently, in July 2018 entered into a Stipulation of Settlement with respect to the shareholder class action lawsuits pending against it. On March 22, 2019 the District Court for the Southern District of New York issued a final order approving the settlement, and on May 6, 2019 ordered final distribution of the settlement funds. On June 26, 2019 the Superior Court in San Mateo, CA entered a judgment of dismissal with prejudice with respect to the action in California state court. Under the terms of the settlement, the purported classes in all of the actions will receive aggregate consideration of USD 2.0 million. The settlement consideration, as well as ancillary expenses, is being funded by the Company’s insurance carriers.

B.	A provision in the amount of USD 388 thousands was recorded in these financial statements for claims related to the ISA investigation.

Note 10 - Revenues

On January 2, 2019 the Company executed an agreement with Coeptis Pharmaceuticals Inc. (“Coeptis”) for the marketing and distribution of Consensi™ in the U.S. and Purto Rico (“the Territory”) The agreement provides for total milestone payments from Coeptis to the Company of USD 3.5 million, of which the initial milestone of USD 1 million was received upon execution of the agreement, and additional milestone payments are due upon completion of an agreed Chemistry, Manufacturing, Control (CMC) plan and upon first commercial sales in the U.S. In addition, the Company will be paid 40%-60% of Coeptis net profit on Consensi sales in the territory. The agreement is for a term of fifteen years and may be extended for additional two-year terms and includes customary provisions, as well as certain residual rights and obligations of the parties following termination.

Note 11 - Subsequent event

In August 2019 the Company established a new wholly owned subsidiary in the USA, Kitov USA Inc. The new subsidiary did not begin operation yet.